United States securities and exchange commission logo





                              August 1, 2022

       Rob Phythian
       Chief Executive Officer
       SharpLink Gaming Ltd.
       333 Washington Ave. N, Suite 104
       Minneapolis, MN 55401

                                                        Re: SharpLink Gaming
Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed July 22, 2022
                                                            File No. 333-266292

       Dear Mr. Phythian:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-3 filed July 22, 2022

       Principal Shareholders, page 26

   1. Please disclose the natural person or persons who exercise the voting and/or dispositive powers, or have the
right to receive the economic benefit, with respect to the securities owned by entities,
including SportsHub Games Network, Inc., Alpha Capital Anstalt
                                                        and 6t4 Company.
       General

   2. We note that you have operations in Hong Kong, including a wholly-owned subsidiary and an an employee
based in Hong Kong. In light of these operations, please provide an overview of your
operations in or other connections to China or Hong Kong. Specifically, tell us:
 Rob Phythian
SharpLink Gaming Ltd.
August 1, 2022
Page 2

             whether you generate any revenue from customers in China or Hong Kong, and if so, please quantify the percentage of revenue generated from these customers;
             whether you have any relationships with variable interest entities that are organized in China or Hong Kong;
             whether cash held by any Hong Kong or China subsidiary is subject to any restrictions on foreign exchange, or whether there are any restrictions on your ability to transfer cash between entities, across borders, and to U.S. investors.;
             whether any of your officers or directors are based in China or Hong Kong; and
             the percentage of your assets that are located in China or Hong Kong, and provide a description of these assets.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,
FirstName LastNameRob Phythian
                                                            Division of
Corporation Finance
Comapany NameSharpLink Gaming Ltd.
                                                            Office of
Technology
August 1, 2022 Page 2
cc:       Andrew M. Nick
FirstName LastName